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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Esembly Inc.
Legal status of issuer:
Form: C-corp
Jurisdiction of Incorporation/Organization: DE
Date of organization): 1/9/15
Physical address of issuer: 126 13th Street, Brooklyn, New York 11215
Website of issuer: http://esemblybaby.com